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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO/A

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.1)

                                 SEMPRA ENERGY
        (Name Of Subject Company (issuer) and Filing Person (offeror))


                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   816851109
                     (CUSIP Number of Class of Securities)


                              JOHN R. LIGHT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 SEMPRA ENERGY
                                101 ASH STREET
                          SAN DIEGO, CALIFORNIA 92101-3017
                                (619) 696-2034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   COPY TO:
                            BARRY M. CLARKSON, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

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
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]     third-party tender offer subject to Rule 14d-1       [ ]     going private transaction subject to Rule 13e-3
[X]     issuer tender offer subject to Rule 13e-4            [ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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         This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

Item 7. Source and Amount of Funds or Other Consideration.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), is incorporated herein by reference, together with the information in the paragraph set forth below, in response to
Item 7 of this Tender Offer Statement on Schedule TO.

         "Sempra expects to repay the long-term obligations in the form of senior notes and trust preferred securities incurred to finance its purchase of shares pursuant to the offer through funds generated by its operations, increased cash flows resulting from the dividend reduction or through refinancing of the obligations at a later date. However, Sempra expects to continue to employ more financial leverage in the future compared to the leverage employed prior to the tender offer.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 27, 2000                      SEMPRA ENERGY


                                        By:    /s/ G. JOYCE ROWLAND
                                           -------------------------------
                                           Name:   G. Joyce Rowland
                                           Title:  Senior Vice President

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